SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)(1)

                               KINARK CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    494474109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 AUGUST 5, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 494474109                    13D      Page 2 of 6 Pages
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================================================================================
      1           NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
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      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                      (b) / /
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      3           SEC USE ONLY

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      4           SOURCE OF FUNDS*
                           PF
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      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                           / /
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      6           CITIZENSHIP OR PLACE OR ORGANIZATION

                           DELAWARE
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  NUMBER OF               7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                 448,400
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                          8          SHARED VOTING POWER

                                              -0-
                ----------------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                              448,400
                ----------------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER

                                              -0-
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      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           448,400
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      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         / /
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      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.6%
--------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON*

                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------              --------------------------------
CUSIP No. 494474109                    13D      Page 3 of 6 Pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
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 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              448,450
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          448,450
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       448,450
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 494474109                    13D      Page 4 of 6 Pages
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         This  constitutes  Amendment No. 9 ("Amendment  No. 9") to Schedule 13D
filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 9, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 448,400 Shares owned by Steel Partners II is $1,487,985. The Shares owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price for the 50 Shares purchased by Mr. Lichtenstein is $250, and came from his personal funds.

         Items 5(a) and (c) are amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,778,345 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Form 10-Q for the quarter ended March 31, 1997.

As of the close of business on August 7, 1997, Steel Partners II beneficially owned 448,400 Shares of Common Stock, constituting approximately 6.6% of the Shares outstanding. Mr. Lichtenstein beneficially owned 448,450 Shares, representing approximately 6.6% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 50 Shares owned by him and the 448,400 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 494474109                    13D      Page 5 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days




   Shares of Common                Price Per             Date of
   Stock Purchased/                 Share                Purchase/
   ----------------                 -----                ---------
        (Sold)                                             Sale
        ------                                             ----


                             STEEL PARTNERS II, L.P.

       (4,300)                      3.4499                  6/9/97

       (1,000)                      3.3249                 6/18/97

       (1,000)                      3.3249                 6/19/97

       (3,500)                      3.1999                 6/24/97

       (5,000)                      3.5799                 7/14/97

      (27,300)                      3.5654                 7/15/97

       (4,000)                      3.4549                 7/16/97

      (11,000)                      3.5799                 7/18/97

       (8,500)                      3.3299                  8/5/97

      (13,000)                      3.3299                  8/6/97



                               WARREN LICHTENSTEIN

                                      None.

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CUSIP No. 494474109                    13D      Page 6 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 1997                     STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.,
                                               General Partner


                                           By:/s/ Warren G. Lichtenstein
                                              --------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           -----------------------------
                                               WARREN G. LICHTENSTEIN